April 19, 2021

Ms. Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Information Statement filed on behalf of Waycross Focused Equity Fund (the “Fund”), a series of Waycross Independent Trust (the “Trust”) (File Nos. 333-239562 and 811-23581)

Dear Ms. Browning:

This letter provides the Trust’s responses to the comments you provided on Tuesday, April 13, 2021, on the preliminary information statement filed on behalf of the Fund on Wednesday, April 7, 2021. I have summarized the comments in this letter for your convenience and provided the Trust’s response below each comment.

1.	Comment: The Information Statement discusses recommendations to shareholders from the Board. This is not consistent with the representation that Waycross Partners, LLC is soliciting the approval of Fund shareholders. Please remove the statements regarding the Board’s recommendation to shareholders.

Response: The Trust has removed the referenced statements.

2.	Comment: Please supplementally explain how the Trust will present the election of the new independent trustee to shareholders of the Fund.

Response: The Trust is including the election of the new independent trustee in the written consent which will be presented to the majority shareholders of the Fund to also approve the new investment advisory agreement.

Please contact me at (513) 629-9482 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Strauss Troy Co., LPA